EXHIBIT 12

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

For Three Months Ended March 31, 2002

(Dollar Amounts in Thousands)

Allegheny
Energy Supply
Co., LLC
Earnings:
Net income *	$ 61,782
Plus: Fixed charges (see below)	35,803
Income taxes	36,758
Amort of capitalized interest	83
Less: Capitalized interest	(3,212)

Total Earnings	$ 131,214

Fixed Charges:
Interest on long-term debt and other interest	$ 34,694
Estimated interest
component of rentals	1,109

Total Fixed Charges	$ 35,803

Ratio of Earnings to Fixed Charges	3.66

* Net income excludes minority interest of $1,134.